SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVELL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock of Novell, Inc., Par Value $0.10 Per Share

(Title of Class of Securities)

670006105

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

Jack L. Messman

President and Chief Executive Officer

Novell, Inc.

1800 South Novell Place

Provo, Utah 84606

(801) 861-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Linda L. Griggs, Esq.

Rani Doyle, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington DC 20004

(202) 739-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$36,810,753.62	$2,977.99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 27,505,115 shares of common stock of Novell, Inc. having an aggregate value of $36,810,753.62 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Novell, Inc., a Delaware corporation, with the Securities and Exchange Commission on May 14, 2003, relating to an offer by Novell to exchange certain outstanding options upon the terms and subject to the condition set forth in (i) the Offer to Exchange, dated May 14, 2003, (ii) the memorandum from Betty DePaola dated May 14, 2003; (iii) the Election Form; and (iv) the Notice to Withdraw from the Offer (together, the “Offer Documents”). The Offer Documents were previously filed as exhibits to the Schedule TO as exhibits (a)(1) and (a)(3) through (a)(5), respectively. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is hereby amended as follows: The sentence and cross reference set forth in the tenth bullet point are hereby amended by deleting the sentence and cross reference and replacing them with the following sentence and cross reference: “All of Novell’s employees who are active employees as of the dates on which we commence the offer and cancel the old option grants properly tendered in the offer are eligible to participate in the offer except for (i) members of Novell’s Worldwide Management Committee, which includes Novell’s executive officers, (ii) employees residing or subject to tax in Japan, and (iii) Novell’s directors. (See Section 1)”

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth under the caption “Questions and Answers About the Offer” in the Offer to Exchange is hereby amended as follows: The answer to question 7 is hereby amended by deleting the first sentence and adding after the last sentence and before the cross reference the following sentence: “Employees who reside or are subject to tax in Japan are not eligible to participate in the offer.”

The information set forth under the subcaption “Promise to Grant Stock Option” in Section 6 of the Offer to Exchange is hereby amended as follows: The first sentence therein is hereby amended by deleting the word “cancellation” and replacing it with the word “expiration.”

Item 6. Purposes of the Transaction and Plans or Proposals.

(c) Plans.

Item 6(c) of the Schedule TO is hereby amended by deleting the response thereto and adding the following response: Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

NOVELL, INC.

/s/ JOSEPH S. TIBBETTS, JR.
Joseph S. Tibbetts, Jr. Senior Vice President and Chief Financial Officer

Date: June 2, 2003